Hanger Orthopedic Group, Inc.

10910 Domain Drive, Suite 300

Austin, Texas 78758

(512) 777-3800

November 24, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Hanger Orthopedic Group, Inc. —

Registration Statement on Form S-4 (Registration No. 333-170684)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Hanger Orthopedic Group, Inc. and each of the additional registrants identified in Exhibit A hereto, hereby requests that the above-referenced Registration Statement be declared effective at 2:00 p.m., Eastern Time, on November 29, 2010, or as soon as is practicable thereafter.

In connection with requesting acceleration of the effective date of the Registration Statement, the undersigned Registrant hereby acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Registrant may not assert comments of the Commission’s staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HANGER ORTHOPEDIC GROUP, INC.

By:	/s/ Thomas E. Hartman
Thomas E. Hartman
Vice President and General Counsel

Exhibit A

ABi Orthotic/Prosthetic Laboratories, Ltd.

Advanced Prosthetics of America, Inc.

Colorado Professional Medical, Inc.

Creative Orthotics & Prosthetics, Inc.

DDOPP Holding LLC

DiBello’s Dynamic Orthotics and Prosthetics Partnership Ltd.

Dosteon Solutions, LLC

Elite Care, Incorporated

Eugene Teufel & Son Orthotics & Prosthetics, Inc.

Hanger Prosthetics & Orthotics East, Inc.

Hanger Prosthetics & Orthotics West, Inc.

Hanger Prosthetics & Orthotics, Inc.

Hattingh Holdings, Inc.

Inline Orthotic and Prosthetic Systems

Innovative Neurotronics, Inc.

Linkia, LLC

Nebraska Orthotic & Prosthetic Services, Inc.

OPNET, Inc.

Orthopedic Rehabilitation Products, Ltd.

Southern Prosthetic Supply, Inc.

The Brace Shop Prosthetic Orthotic Centers, Inc.

Speed Acquisition Vehicle, Inc.

Wasatch Orthotics & Pedorthics, LLC